OWC PHARMACEUTICAL RESEARCH CORP.

2 Ben Gurion St., Ramat Gan

Israel 5257334

June 28, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Caleb French

Re:	OWC Pharmaceutical Research Corp.
Registration Statement on Form S-1
Filed June 14, 2018, as amended on June 28, 2018
File No. 333-225641
Request for Acceleration

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, OWC Pharmaceutical Research Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on July 1, 2018, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

If you have any questions regarding this request, please contact Kenneth R. Koch, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6768.

Very truly yours,

OWC Pharmaceutical Research Corp.

/s/ Mordechi Bignitz
By:	Mordechi Bignitz
Title:	Chief Executive Officer

cc:	Abraham A. Reshtick, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.